Exhibit 99.1

UTStarcom Appoints New Chief Financial Officer

BEIJING, CHINA — August 26, 2011 — UTStarcom Holdings Corp. (“UTStarcom” or “the Company”) (Nasdaq: UTSI) a leading provider of interactive, IP-based network solutions in iDTV, IPTV, Internet TV and Broadband for cable and telecom operators today announced additional information on the appointment of Jin Jiang as Chief Financial Officer of the Company. Ms. Jiang’s appointment is effective as of September 1, 2011 when she will replace Edmond Cheng, who has decided to leave UTStarcom to pursue other opportunities.

Ms. Jiang brings with her over fifteen years of extensive experience in finance and accounting roles including senior positions at one of the big four accounting firms and other NASDAQ listed companies. Ms. Jiang joined UTStarcom in October 2009 as the Corporate Controller and was then promoted to the position of Vice President of Finance in March 2011. Previously, Ms. Jiang served as the Corporate Controller at NASDAQ listed Embarcadero Technologies, Inc. and NASDAQ listed Red Envelope, Inc, both of which were acquired in 2007 and 2008, respectively. Prior to joining Red Envelope, Inc, Ms. Jiang held senior management positions in audit, business consulting and internal audit at Ernst & Young in San Francisco and Beijing for eight years. Ms. Jiang has a Canadian Chartered Accountant designation and holds a post graduate degree in chartered accountancy from McGill University and a bachelor of accounting from the University of British Columbia.

“ I am pleased to congratulate Ms. Jiang on her promotion. I am confident that Ms. Jiang’s wealth of financial and managerial experience with multinational technology companies will continue to provide UTStarcom with prudent financial management and strategic insight,” said Jack Lu, President and CEO of UTStarcom. “On behalf of the board and management team, I would also like to thank Edmond Cheng for his significant contribution to UTStarcom’s development over the past year. We wish him the best in his future endeavors.”

Ms. Jiang commented, “I am excited about the opportunity to play a more important role in the development of UTStarcom. I look forward to working closely with Mr. Lu, and the entire management team of the Company, as we seek to improve our communication with investors, reinforce our financial controls and deliver long-term shareholder value in the years ahead.”

About UTStarcom Holdings Corp.

UTStarcom is a leading provider of interactive, IP-based network solutions in iDTV, IPTV, Internet TV and Broadband for cable and telecom operators. The Company sells its solutions to operators in both emerging and established telecommunications and cable markets around the world. UTStarcom enables its customers to rapidly deploy revenue-generating access services using their existing infrastructure, while providing a migration path to cost-efficient, end-to-end IP networks.

Founded in 1991, listed on the NASDAQ in 2000, the Company has its operational headquarters in Beijing, China and research and development operations in China and India. For more information about UTStarcom, visit the Company’s Web site at http://www.utstar.com.

Company Contact:

Jing Ou-Yang

Investor Relations

UTStarcom Holdings, Corp.

+86-10-85205153

jouyang@utstar.com